Exhibit 99.1

Agria Subsidiary PGG Wrightson Raises Fiscal 2016 Guidance

New FY 2016 Operating EBITDA Guidance of NZ$65 to NZ$68 Million

Most Business Units Performing Better Than Original Expectations

CHRISTCHURCH, NEW ZEALAND -- (Marketwired) -- June 15, 2016 -- Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), a leading global agriculture company, today announced that its New Zealand-listed subsidiary, PGG Wrightson Limited (NZSE: PGW) ("PGW") raised its guidance for fiscal year 2016 Operating EBITDA. PGW now expects to report Operating EBITDA in a range of NZ$65 to NZ$68 million, above the original guidance range of NZ$61 to NZ$67 million.

Mr. Alan Lai, Executive Chairman of Agria and Chairman of the PGW Board, commented, "The momentum at PGW continues to improve, as growth initiatives and strong execution enabled us to overcome challenging conditions in the trading environment in our regions. The autumn sales season was strong in New Zealand, with Seed and Grain, Retail, and Livestock all exceeding our previous expectations. This achievement is notable, given the soft conditions in the New Zealand and South American dairy sectors."

The table below summarizes the performance of key PGW business units.

PGW Business Unit	Y/Y Growth in Operating EBITDA	Anticipated Results vs Original Expectations

Seed and Grain	Up	Better
Livestock	Down slightly	Better
Retail	Up	Better
Water	Down	In line
Other Rural Services	Flat	In line

Lai concluded, "By its very nature, the agriculture business always faces a challenge of some sort, so we have structured PGW over the years to be resilient and responsive to whatever conditions we must confront. Our solid execution this year gives us confidence in our ability to grow our business again in 2017, even with headwinds in the dairy sector and uncertainty as to when Uruguay will fully recover from the flooding. Our confidence is reflected in our recently announced Agria ADS repurchase program. We believe that the strength of our business around the world is not fully recognized by the markets, and that buying shares at this level is an excellent use of our capital."

Agria expects to announce results for the fiscal year 2016 on August 19, 2016.

PGW's announcement and management comments can be accessed via the following link: http://pggwrightson.co.nz/our-company/nzx-announcements

All references to PGW refer to PGW, its subsidiaries and its interests in associates and jointly controlled entities.

Disclosure Statement: Non-GAAP profit reporting measures
PGW's standard profit measure prepared under New Zealand GAAP is "profit/(loss) for the period." PGW has used non-GAAP profit measures when discussing financial performance in this document. The directors and management believe that these measures provide useful information as they are used internally to evaluate performance of business units, to establish operational goals and to allocate resources. They also represent some of the performance measures required by PGW's debt providers. For a more comprehensive discussion on the use of non-GAAP profit measures, please refer to the policy "Non-GAAP Financial Information" available on PGW's website (www.pggwrightson.co.nz) or refer to PGW's previous financial statements for reconciliations to GAAP profit measures.

Non-GAAP profit measures are not prepared in accordance with NZ IFRS and are not uniformly defined, therefore the non-GAAP profit measures reported in this document may not be comparable with those that other companies report and should not be viewed in isolation or considered as a substitute for measures reported by PGW in accordance with NZ IFRS.

PGW's definition of non-GAAP profit measures used in this document:
Operating EBITDA excluding earnings of associates: Earnings before net interest and finance costs, income tax, depreciation, amortization, fair value adjustments, non-operating items and equity accounted earnings of associates.

About Agria Corporation
Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:
This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

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